June 24, 2025

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter, Esq., CPA
Division of Investment Management, Disclosure Review and Accounting Office

Securities and Exchange Commission
100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re: Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Ms. Rotter:

You provided verbal comments to Abigail Ophir with respect to certain shareholder report filings for Alternative Strategies Income Fund (the “Fund” or the “Registrant”) as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.	A material weakness in internal controls was identified during the most recent fiscal year in Form N-CEN filed on September 13, 2024 and described in the internal control report attached to the Form. Please describe in correspondence the root cause of the material weakness and what remediation has occurred or is planned to ensure that internal controls are effective. Please further include a description of the qualitative and quantitative impact to the financial statements, if any.
Response.	The material weakness identified in the internal control report attached to the Form N-CEN related to the improper accounting of the Fund’s net investment income based Q3 2023 incentive fee, resulting in net assets being overstated by 0.47%-1.22% for the period July 1, 2023 to July 22, 2024. In accordance with trust procedures and following a formal analysis, shareholder activity was reprocessed and the Fund reimbursed for any losses sustained. Following a review and assessment by management, the December 31, 2023 semi-annual report was restated and subsequently filed as an amended Form N-CSRS on October 25, 2024.

In response to the material weakness, Ultimus has developed and successfully implemented a macro which enables the incentive fee amount to be calculated automatically on a daily basis according to the terms of the incentive fee with a corresponding entry posted to the accounting records. This replaced the previous process whereby the incentive fee was calculated and recorded manually by Ultimus using an offline spreadsheet. Also, an additional level of review and approval is required by a senior level representative of Ultimus for any manual adjusting entries for posting to the accounting records of the Fund. In the case of Alternative Strategies Fund, the Adviser elected to discontinue the incentive fee effective 10/1/2023.

Comment 2.	The Staff noted the following disclosure in Form N-CSR for the period ended December 31, 2024, provided with the performance graph “[a]fter fee waivers, the Fund’s total operating expenses excluding acquired funds fees and expenses are 3.02%, 3.67% and 2.77% for Class A, Class C and Class I, respectively.” These amounts appear to include the acquired fund fees and expenses. Please review the disclosure with the performance graph and clarify in correspondence whether the disclosure is accurate.
Response.	The Registrant notes that the disclosure presented includes acquired fund fees and expenses. The Registrant will update the language in future filings to correctly reflect the ratios displayed.
Comment 3.	The Staff noted that the response to Item 11 in Form N-CSR for the period ended December 31, 2024 indicates that this information is “included under Item 1.” Please explain in correspondence where in Item 1 this information is located and describe how it meets the disclosure requirements requested in Item 11.
Response.	The Registrant notes that this item should have been included in Item 1 and will re-file the Form N-CSR with its inclusion.
Comment 4.	According to the statement of changes, the Fund had a return of capital distribution. Please confirm in correspondence that there is no reference to yield or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statements disclosures and/or website disclosures as those terms may be misinterpreted as income.
Response.	The Registrant confirms above that any description of the distribution includes disclosures stating that the distribution amount could include net investment income, capital gains or return of capital.

If you have any questions, please call Andrew Davalla at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla